Exhibit 99.1

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of the Company

DRAXIS Health Inc.

16751 Trans Canada Highway

Kirkland, Quebec

H9H 4J4

2.                                      Date of Material Change

May 28, 2008

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on May 28, 2008, a copy of which is attached.

4.                                      Summary of Material Change

DRAXIS announced the completion of the statutory arrangement under which all of DRAXIS’ common shares have been acquired by an indirect wholly-owned subsidiary of Jubilant Organosys Ltd. for US$6.00 per common share. As a result, DRAXIS’ common stock is expected to cease trading on the NASDAQ Global Market and on the Toronto Stock Exchange at market close on Thursday, May 29, 2008, and will no longer be listed on these stock exchanges. Payment of the cash consideration will be made by Computershare Investor Services.

5.                                      Full Description of Material Change

See press release attached.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

June 3, 2008

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

DRAXIS Announces Completion of Sale to Jubilant

TORONTO, May 28 /CNW/ - DRAXIS Health Inc. (“DRAXIS”) (TSX: DAX) (NASDAQ: DRAX) announced today the completion of the statutory arrangement under which all of DRAXIS’ common shares have been acquired by an indirect wholly-owned subsidiary of Jubilant Organosys Ltd. for US$6.00 per common share. As a result, DRAXIS common stock is expected to cease trading on the NASDAQ Global Market and on the Toronto Stock Exchange at market close on Thursday, May 29, 2008, and will no longer be listed on these stock exchanges.

Payment of the cash consideration will be made by Computershare Investor Services.

DRAXIS shareholders who possess physical stock certificates have received instructions and a letter of transmittal by mail from Computershare Investor Services concerning how and where to forward their certificates for payment. For shares held in “street name” by a broker, bank or other nominee, shareholders will not need to take any action to have shares converted into cash, as this will be carried out by the broker, bank or other nominee. Questions about the payment of proceeds should be directed to the appropriate broker, bank or other nominee.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

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•	the achievement of desired clinical trial results related to DRAXIS’ pipeline products;
•	timely regulatory approval of DRAXIS’ products;
•	the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’ products;
•	DRAXIS’ ability to obtain and enforce effective patents;
•	the non-infringement of third party patents or proprietary rights by DRAXIS and its products;
•	factors beyond DRAXIS’ control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);
•	reimbursement policies related to health care;
•	the establishment and maintenance of strategic collaborative and commercial relationships;
•	DRAXIS’ dependence on a small number of key customers;
•	the disclosure of confidential information by DRAXIS’ collaborators, employees or consultants;
•	the preservation of healthy working relationships with DRAXIS’ union and employees;
•	DRAXIS’ ability to grow the business;
•	the fluctuation of DRAXIS’ financial results and exchange and interest rate fluctuations;
•	the adaptation to changing technologies;
•	the loss of key personnel;
•	the avoidance of product liability claims;
•	the loss incurred if current lawsuits against DRAXIS succeed;
•	the volatility of the price of DRAXIS’ common shares;
•	market acceptance of DRAXIS’ products;
•	factors described under “Outlook” in DRAXIS’ MD&A for the most recent quarter; and
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the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’ Annual Information Form with Canadian securities regulators.

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For additional information with respect to certain of these and other factors, and relating to DRAXIS generally, reference is made to DRAXIS’ most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent DRAXIS’ expectations as at May 27, 2008. Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

/For further information: DRAXIS Health Inc.: Alida Gualtieri, General Counsel and Secretary, Phone: (514) 630-7060/

(DAX. DRAX)

CO: DRAXIS Health Inc.

CNW 12:58e 28-MAY-08